

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 31, 2010

<u>VIA U.S. Mail and Facsimile</u>

Michael El-Hillow
Chief Financial Officer
Evergreen Solar, Inc.
138 Bartlett Street
Marlboro, Massachusetts 01752

> **Re: Evergreen Solar, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 9, 2010**
> **Form 10-Q for the fiscal quarter ended July 3, 2010**
> **Form 8-K dated August 11, 2010**
> **File No. 000-31687**

Dear Mr. El-Hillow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

1. We note your pending application for confidential treatment. We will provide any comments on the request in a separate letter. Please resolve any such comments.

Item 1. Business, page 4

Sales, Marketing and Distribution, page 12

2. We see your disclosure in the second paragraph of page 4 that your sales contracts allow for your customers to request price changes based on current market conditions, and you may amend contracts for volume or pricing, as you did in 2009, in order to remain competitive in the marketplace in the future. In future filings, please disclose the changes that you expect to make to volume or pricing in response to requests from customers and how this could impact future operations. Please also tell us if you offer pricing adjustments to distributors and, if so, how this is considered in your revenue recognition policies.

3. We see that revenues originating from Germany increased to 52% during 2009. Please revise future filings to disclose the nature and risks of sales to countries with feed-in tariff subsidies. For example, we note that there are proposed substantial changes which would result in a reduction in the feed-in tariff. To the extent applicable, please also disclose how these changes could impact your operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies and Estimates, page 39

Warranty, page 40

4. We reference the statement that you re-evaluated the potential warranty exposure as a result of the substantial increase in production volumes at the Devens facility and that you increased your warranty accrual to $2.4 million as of December 31, 2009. However, we note that the warranty provision recorded during 2009 represented only .49% of annual product revenue, compared to greater than .6% accrual in the previous year. In addition, the warranty accrual at December 31, 2009 represented .88% of annual product revenue compared to over 1.2% in the prior year. Please explain the reasons for these trends in your response. Future filings should also clarify trends in warranty accruals as a percentage of sales.

Results of Operations, page 42

Comparison of years ended December 31, 2009 and 2008

Revenues, page 43

5. We note the significant increase in revenues attributable to Germany. Please revise future filings to disclose the reasons for significant increases in revenues to individual countries. As discussed in Item 303(A)(3) of Regulation S-K, please disclose any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.

Liquidity and Capital Resources, page 48

Contractual Obligations, page 52

6. We see that Silpro has entered bankruptcy proceedings and you wrote-off a loan receivable related to the supply agreement with them. We also note that the supply agreement continued through 2019. Please revise future filings to clarify the status of the supply agreement, including whether you continue to have obligations under the agreement.

Item 8. Consolidated Financial Statements

Note 2. Revenue Recognition and Allowance for Doubtful Accounts, page F-12

7. Please tell us if you offer rebates or other promotional incentives to customers. If material, please clarify your accounting for incentives in future filings.

Note 6. Long Term Debt, page F-20

8. Please tell us where you have included all of the disclosures required by FASB ASC 470-20-50 for the convertible debt instruments that may be settled in cash upon conversion.

Item 11. Executive Compensation, page 63

9. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Summary Compensation Table, page 70

10. It appears that the amounts you report in the "Bonus" column were received by your named executive officers pursuant to the "Management Incentive Plan" described on page 65. Therefore, it appears those amounts should be reported pursuant to Regulation S-K Item 402(c)(2)(vii). It also appears the table on page 71 should include the columns required by Item 402(d)(2)(iii) of Regulation S-K. Please revise future filings, as appropriate.

Exhibits 31.1 and 31.2

11. We refer to paragraph 1 in exhibits 31.1 and 31.2 and note that you have replaced the word "report" with "annual report." In future filings, please revise to include certifications that conform to the exact wording required by Regulation S-K Item 601(b)(31) of Regulation S-K.

Form 10-Q for the fiscal quarter ended July 3, 2010

Condensed Consolidated Financial Statements

Note 5. Investment in and Sale of Sovello AG, page 9

12. We see that you recognized a $3.2 million gain on the sale of Sovello due to the reversal of impairment of the equity investment that was recorded during 2009. Please tell us the terms of the sale of Sovello and how you calculated the gain on the sale. Please also reference the US GAAP literature that you consulted in determining your accounting treatment.

Form 8-K dated August 11, 2010

Exhibit 99.3

Note 10. Stockholder's Equity, page F-25

Common Stock Lending Agreement, page F-26

13. Please tell us how you calculated the $140.7 million loss on the share lending arrangement. Please also tell us the date on which you determined it was

probable that the counterparty in the arrangement will default. in the f/s on page F-26 in the 8-K filed 8/11.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. If you have other questions, please contact Celia Soehner at (202) 551-3463 or Geoff Kruczek at (202) 551-3641.

Sincerely,

Brian Cascio
Accounting Branch Chief